EXHIBIT 10.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is entered into as of April 1, 2010, by and between INVESTORS CAPITAL HOLDINGS, LTD, a Delaware corporation having its principal place of business at 230 Broadway E., Lynnfield, Massachusetts 01940 (the “Company”), and TIMOTHY B. MURPHY, residing at 55 Chanticleer Road, Sudbury, MA  07776 (“Executive”).

WHEREAS, Executive has been employed as the President and Chief Executive Officer of the Company since August 20, 2008;

WHEREAS, the Company and Executive are parties to an Employment Agreement entered into as of August 8, 2000 (the “Former Employment Agreement”);

WHEREAS, Executive and the Company desire to reflect the terms of Executive’s employment and certain other matters in a writing and to replace the Former Employment Agreement.

NOW, THEREFORE, the parties agree as follows:

1.      Employment; Duties.

(a)    Employment/Title.  The Company hereby agrees to continue to employ Executive, and Executive hereby accepts continued employment by the Company, as its President and Chief Executive Officer.  Executive also agrees to serve as an officer and/or director of such Affiliates of the Company as may be directed by the Board of Directors of the Company (the “Board”), including for Investors Capital Corporation (“ICC”), if elected to such positions without additional compensation, and the Company agrees to include Executive on management’s slate of directors for the Company.  As used in this Agreement, the term “Affiliates” includes any entity controlled by, controlling, or under common control with the Company.  Upon the termination of Executive’s employment hereunder, Executive agrees to resign from all such positions unless otherwise agreed by the parties in writing at that time.

(b)   Duties.  Executive shall report to and be subject to the direction of, the Board or its designee and shall perform all duties and shall have all powers that are commonly incident to the office of President and Chief Executive Officer or that, consistent therewith, are delegated to him by the Board.

2.      Term/At-Will Employment.  The period during which Executive is employed hereunder is referred to as the “Term” of his employment and shall be deemed to commence on April 1, 2010 (the “Commencement Date”).  Executive and the Company agree that Executive’s employment with the Company constitutes to be “at-will” employment.  Executive and the Company acknowledge that this employment relationship may be terminated at any time, upon written notice by one party to the other party as provided in this Agreement, with or without Cause or for any or no reason, at the option either of the Company or Executive. However, as described in Section 5 of this Agreement, Executive may be entitled to certain benefits depending upon the circumstances of Executive’s termination of employment and Executive will be bound by covenants that extend beyond the termination of his employment.

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3.      Loyalty/Devotion to Performance.  As further provided in Section 6 below, during the Term, Executive will devote all of Executive’s full working time and business efforts to the Company to the best of his ability in good faith in accordance with  the Company’s corporate guidance and ethics guidelines, conflict of interests policies and code of conduct.  For the duration of the Term, Executive agrees not to actively engage in any other employment, occupation, or consulting activity for any direct or indirect remuneration without the prior approval of the Board or the applicable committee of the Board;  provided, however, that Executive may, without such the approval, serve in any capacity with any civic, educational, or charitable organization, provided such services do not unreasonably interfere with Executive’s obligations to the Company.  Nothing contained herein shall be deemed to prevent or limit Executive’s right to invest in the capital stock or other securities of any business dissimilar from that of the Company or, solely as a passive or minority investor, in any business.

4.      Compensation/Benefits

(a)    Base Compensation.  During the Term of Executive’s employment, the Company shall pay to Executive a base salary at the rate of Four Hundred Thousand Dollars ($400,000.00) per annum commencing with the Commencement Date (as defined below) or at such higher rate as the Board may thereafter establish (the "Base Salary").  The Base Salary shall be payable in accordance with the Company’s normal payroll practices for executive officers.  The Base Salary shall be reviewed annually by the Board or a committee of the Board during the Term of Executive’s employment and may be in increased but not decreased during the Term and once increased may not thereafter be decreased.

(b)   Annual Cash Annual Bonus.  Executive shall be entitled to participate in an annual cash bonus plan with the terms thereof, including the amount of each such cash bonus (the “Annual Bonus”) to be as determined by the Human Resources Committee of the Board (the “HR Committee”) based upon the profit plan of the Company developed by Executive and other designated offices of the Company and approved by the Board in all events prior to the end of the first quarter of the fiscal year with respect to which the Annual Bonus is payable, and where practicable prior to the commencement of such fiscal year (the “Annual Bonus”).  The Annual Bonus shall be payable in accordance with the terms of such plan and shall be paid within ninety (90) days after the end of each fiscal year of the Company or as soon as practicable upon completion of the audit of the Company’s consolidated financial statements for such fiscal year by the Company’s independent registered public accountants.  This Agreement shall not be interpreted to require the payment of a Annual Bonus if the Company fails to meet requirements established by the HR Committee for the payment of such Annual Bonus for a particular fiscal year.  Executive must be employed on the payment date to receive the Annual Bonus unless such termination is as a result of his death, Disability, Change in Control or as a result of a termination by the Company without Cause or by Executive for Good Reason, in which case the Annual Bonus shall be payable as provided in Section 5.

83234441.3 144975-000030                                                     -2-

(c)    Equity Participation.  Executive will participate in the Company’s stock equity plans on at least an annual basis and at levels comparable to other senior executives of the Company.

(d)   Other Benefits.

(i)      Participation in 401(k), Medical Plans, Insurance Plans and Other Benefits.  Executive shall be entitled to participate in the employee benefit plans that the Company or ICC maintains from time to time for the benefit of its employees and that include its executive officers or that are maintained for executives pursuant to this Agreement, including participation in the following to the extent made available to executive officers of the Company:

(1)   any Section 401(k) plan of the Company;

(2)   medical insurance and/or the reimbursement of uninsured medical expenses, subject to the applicable criteria of such coverage;

(3)   group term life insurance benefits, and

(4)   group disability benefits.

This provision shall not preclude the Company or ICC from any amendment to, or termination of, any such plan so long as the total scope and value of the benefits is not materially reduced during the Term of Executive’s employment.

(ii)    Special Insurance Benefits.  In addition to the benefits described in subparagraph (i) above, Executive shall be entitled to the Life Insurance Benefit and the Disability Benefit described in this subparagraph (ii).  For purposes of this Agreement,

(1)   the “Life Insurance Benefit” means a term life insurance policy in the face amount of at least $1,000,000 (the “Death Benefit”) payable on the death of Executive during the Term to his designated beneficiaries, the premiums on which will be paid by the Company during the Term; provided that, death benefit shall be reduced by the amount of any benefits under the Company’s group term life insurance plan in which Executive participates; and

(2)   the “Disability Benefit” means a disability policy provided to Executive by the Company (premiums with respect to which are paid for by the Company) if any such policy is made available by the Company to any executive officer of the Company and which policy is in addition to group long term disability benefits of the Company; provided that, Disability Benefit shall be reduced by any payments received by Executive under any other long term disability plan of the Company.

83234441.3 144975-000030                                                     -3-

(e)    Expense Reimbursement.  Executive shall be entitled to be reimbursed for all reasonable out-of-pocket business expenses that he shall incur in connection with his rendering of services under this Agreement upon substantiation of such expenses in accordance with applicable policies of the Company.  The Company shall provide Executive with perquisites as are specifically approved from time to time by the Board for Executive.

(f)     Office and Support.  The Company will provide Executive with working facilities and staff customary for similarly situated executive officers and necessary for him to perform his duties.

(g)    Vacation.  At such reasonable times as Executive’s work load and the Company’s business and staffing needs shall permit, consistent with the Company’s safe and sound operations, Executive shall be entitled, without loss of pay, to absent himself voluntarily from the performance of his employment with respect to the Company under this Agreement, all such voluntary absences to count as vacation time, provided that:

(i)      Annual Vacation.  Executive shall be entitled to an annual vacation of twenty (20) business days to be taken in accordance with such policies as the Board may periodically establish for senior management employees of the Company.

(ii)    No Additional Compensation.  Executive shall not receive any additional compensation from the Company on account of his failure to take a vacation, and Executive shall not accumulate unused vacation from one calendar year to the next, except in either case to the extent authorized by the Board.

5.      Payment Upon Certain Terminations of Employment. Upon the termination of the employment of Executive, the Company shall have no further obligations except as provided in this Section 5 depending on the circumstances of such termination, as described below; provided that no amounts shall be payable unless and until Executive shall have executed a Release in the form approved by the HR Committee, in which, among other things, Executive shall acknowledge his on going obligations under Section 6(b) hereof:

(a)    Termination by the Company Without Cause.  In the event of termination of the employment of Executive by the Company without Cause, Executive shall be entitled to the following amounts and no other payments hereunder:

(i)      all earned but unpaid Base Salary and Annual Bonus that is owed to Executive through the termination date, including (1) the Annual Bonus for the year prior to termination if it has not been paid and (2) a pro rata Annual Bonus for the year of termination based on the number of days lapsed in the year during which he was employed, in each case payable at the same time as the Annual Bonus would otherwise have been payable but without regard to his being employed at that time;

(ii)    severance compensation in an amount equal to three times Executive’s Base Salary payable in installments over 36 months in accordance with the Company’s normal payroll practices and three times Annual Bonus for the prior fiscal year payable as a lump sum within [ten] business days of the effective date of the termination, but in no event shall the amount be payable prior to the seventh month following the termination in the event Executive is a covered employee under Section 409A of the Internal Revenue Code of 1986, as amended, at the time of termination; and

(iii)   such amounts as may be vested under the applicable retirement and equity plans of the Company in accordance with their terms.

83234441.3 144975-000030                                                     -4-

(b)   Termination With Cause or Voluntary Termination by Executive Without Good Reason.  In the event that employment hereunder is terminated by the Company for Cause or voluntarily by Executive without Good Reason (other than on account of Retirement), Executive shall not be entitled to receive any compensation or other benefits for any period after such termination, except as follows:

(i)      all earned but unpaid Base Salary and Annual Bonus that is owed to Executive through the termination date (but not any pro rata Annual Bonus for the year in which termination occurs); and

(ii)    such amounts as may be vested under the applicable retirement and equity plans of the Company in accordance with their terms where a termination is for Cause.

(c)    Death.  Employment under this Agreement shall terminate upon Executive’s death during the Term, in which event Executive’s estate shall be entitled to:

(i)      all earned but unpaid Base Salary and Annual Bonus that was owed to Executive through the termination date, including (1) the Annual Bonus for the year prior to his date of death if it has not been paid and (2) a pro rata Annual Bonus for the year of his death based on the number of days lapsed in the year during which he was employed, in each case payable at the same time as the Annual Bonus would otherwise have been payable but without regard to his being employed at that time;

(ii)    such amounts as may be vested under the applicable retirement and equity plans of the Company in accordance with their terms where a termination is as a result of Executive’s death; and

(iii)    the Life Insurance Benefit.

(d)   Disability.  Employment may be terminated hereunder upon the Board’s determination that Executive is suffering a Disability and Executive shall be entitled to:

(i)      all earned but unpaid Base Salary and Annual Bonus that was owed to Executive through the termination date, including (1) the Annual Bonus for the year prior to termination if it has not been paid and (2) a pro rata Annual Bonus for the year of termination based on the number of days lapsed in the year during which he was employed, in each case payable at the same time as the Annual Bonus would otherwise have been payable but without regard to his being employed at that time;

(ii)    such amounts as may be vested under the applicable retirement and equity plans of the Company in accordance with their terms where a termination is as a result of Executive’s disability as defined in such arrangements; and (iii)    the Disability Benefit.

83234441.3 144975-000030                                                     -5-

(e)    Termination by Executive for Good Reason.  Executive may terminate his employment hereunder for Good Reason by prior written notice to the Company delineating in detail such Good Reason and by providing reasonable opportunity of not less than fifteen (15) business days for the Company to cure or correct any such Good Reason. In the event of such a termination, then in either such case, the Term of his employment shall end and Executive shall be entitled to the same payments as if the termination had been by the Company without Cause under subsection 5(a) above.

(f)     Retirement.  Upon Executive’s Retirement, the Term of his employment hereunder shall end and he shall be entitled to the same amounts he is entitled to in a voluntary termination without Good Reason, except that he shall be entitled to (1) the Annual Bonus for the year prior to termination if it has not been paid and (2) a pro rata Annual Bonus for the year of termination based on the number of days lapsed in the year during which he was employed, in each case payable at the same time as the Annual Bonus would otherwise have been payable but without regard to his being employed at that time.

(g)    Terminations Following a Change in Control.  Notwithstanding any provision herein to the contrary, if, in connection with or within twenty four (24) months after any Change in Control of the Company the employment of Executive under this Agreement is terminated by the Company without Executive’s prior written consent and for a reason other than Limited Cause, or the Disability or death of Executive or Executive terminates his employment for any reason other than Retirement upon thirty (30) days prior written notice to the Company, Executive shall be deemed to have been terminated by the Company without Cause under the provisions of Section 5(a) and he shall be entitled to the amounts provided for thereunder.  In the event of a termination of Executive’s employment following a Change in Control the provisions of Section 7 shall apply.

(h)    Definitions.  For purposes of this Agreement, the following terms shall have the indicated definition:

(i)       “Cause” means:

(1)   Executive’s willful and continued failure to perform the duties and responsibilities of his position (including the duties and obligations in Section 6) after there has been delivered to Executive a written demand for performance from the Board that describes the basis for the Board’s belief that Executive has not substantially performed his duties in all material respects and provides Executive with fifteen (15) business days to take corrective action where such action can be corrected;

(2)   Any act of personal dishonesty taken by Executive in connection with his responsibilities as an employee of the Company with the intention or reasonable expectation that such action is likely to result in the substantial personal enrichment of Executive;

83234441.3 144975-000030                                                     -6-

(3)   Executive’s conviction of, or plea of nolo contendere to, a felony that the Board reasonably believes has had or will have a material detrimental effect on the Company’s reputation or business;

(4)   A willful breach of any fiduciary duty owed to the Company by Executive that the Board reasonably believes has had or will likely have a material detrimental effect on the Company’s reputation or business;

(5)   Executive’s being found liable in any Securities and Exchange Commission or any state or any broker dealer or commodities self-regulatory organization or other civil or criminal securities law action or proceeding or entering any cease and desist order with respect to such action or proceeding (regardless of whether Executive admits or denies liability) related to the business of the Company or its subsidiaries or affiliates, which the Board reasonably determines was based on willful actions by Executive and is material and adverse to the Company;

(6)   Executive’s willfully (A) obstructing or impeding; (B) endeavoring to influence, obstruct or impede, or (C) failing to materially cooperate with any investigation authorized by the Board or any governmental or self-regulatory entity (an “Investigation”); provided that, Executive’s failure to waive attorney-client privilege relating to communications with Executive’s own attorney in connection with an Investigation will not constitute “Cause”; or

(7)   Executive’s disqualification or bar by any governmental or broker  dealer or commodities self-regulatory authority from serving as President or Chief Executive Officer of the Company or ICC or Executive’s loss of any governmental or self-regulatory authority license that is reasonably necessary for Executive to perform his responsibilities as President or Chief Executive Officer of the Company or ICC  under this Agreement, if (A) the disqualification, bar or loss continues for more than thirty (30) days, and (B) during that period the Company uses its good faith efforts to cause the disqualification or bar to be lifted or the license replaced.  While any disqualification, bar or loss continues during Executive’s employment, Executive will serve in the capacity contemplated by this Agreement to whatever extent legally permissible and, if Executive’s employment is not permissible, Executive will be placed on leave (which will be accrued and paid to Executive to extent legally permissible).

Notwithstanding the foregoing, Cause shall not be deemed to exist unless there shall have been delivered to Executive a copy of a resolution duly adopted by the affirmative vote of not less than a majority of the entire membership of the Board (excluding Executive in determining a majority should he be a director at the time) at a meeting of the Board called and held for the purpose (after reasonable notice to Executive and an opportunity for Executive to be heard before the Board), finding that, in the good faith opinion of the Board, Executive was engaged in conduct described above and specifying the particulars thereof.  Prior to holding a meeting at which the Board is to make a final determination whether Cause exists, if the Board determines in good faith at a meeting of the Board, by not less than a majority of its entire membership (excluding Executive in determining a majority should he be a director at the time), that there is a reasonable basis for its determining that Executive was engaged in conduct constituting Cause, the Board may suspend Executive from his duties hereunder for a reasonable time not to exceed fourteen (14) days pending a further meeting at which Executive shall be given the opportunity to be heard before the Board.  For purposes of this subparagraph, no act, or failure to act, on Executive’s part shall be considered “willful” unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interests of the Company.

83234441.3 144975-000030                                                     -7-

(ii)     “Disability” means any physical or mental infirmity that impairs Executive’s ability to substantially perform his duties under this Agreement and that qualifies for payments under the policy providing the Company’s Disability Benefit.

(iii)   “Change in Control” has the meaning set forth in Section 7(a) below.

(iv)  “Good Reason” shall mean

(1)   the moving of the headquarters of the Company such that Executive is required to travel more than thirty (30) additional miles from Executive’s current personal residence;

(2)   the assignment to Executive of duties and responsibilities substantially inconsistent with those normally associated with his position described in Section 1 hereof;

(3)   a material reduction in Executive’s responsibilities or authority (including reporting responsibilities) in connection with his employment with the Company;

(4)   a reduction of Executive’s Base Salary, a failure by the Company to maintain and pay premiums with respect to the Disability Benefit or the Life Insurance Benefit or a material reduction of his benefits otherwise provided hereunder taken as a whole;

(5)   the Company shall materially breach this Agreement; or

(6)   the Company shall fail to maintain directors and officers liability insurance on substantially the same terms as on the date of this Agreement covering Executive or the Company’s certificate of incorporation or by laws shall be amended to reduce the indemnification obligations of the Company to Executive.

(v)    “Limited Cause” shall have the same meaning as Cause, but without subparagraphs (2), (3) and (4) thereof.

(vi)   “Retirement” means retirement from employment with the Company upon ninety (90) days prior notice to the Board after Executive reaches the age of 65.

83234441.3 144975-000030                                                     -8-

6.      Limitation on Activities.

(a)    Activities During the Term

(i)      In addition to the obligations identified in Section 3, except with the prior written consent of the Board, Executive will not during the Term undertake or engage in any other employment or occupation except as permitted by Section 6(a).  This provision shall not be deemed to preclude Executive’s participation or membership in professional societies, securities, industry associations, service on the board of similar governing body of any not-for-profit organization, lecturing or the acceptance of honorary positions that are in any case incident to his employment by the Company, which are not adverse or antagonistic to or competitive with the Company or its subsidiaries or affiliates, their business or prospects, financial or otherwise and are consistent with Executive’s obligations regarding the confidential, proprietary and trade secret information of the Company and its subsidiaries and affiliates as provided in Section 6(a).

(ii)    Except as permitted by Section 3 or this Section 6, Executive will not assume or participate in, directly or indirectly, any position or interest adverse or antagonistic to the Company or its subsidiaries or affiliates, their business or prospects, financial or otherwise, or take any action towards any of the foregoing.

(iii)   Without limiting the scope or effect of the provisions of clauses (i) and (ii) immediately above, during the Term, except on behalf of the Company or its subsidiaries or its affiliates, Executive will not, directly or indirectly, whether as an officer, director, stockholder, partner, proprietor, associate, representative or otherwise, become or be interested in any other person, corporation, firm, partnership or other entity whatsoever that directly competes with the Company or its subsidiaries or affiliates, in any part of the world, in any line of business engaged in (or planned to be engaged in) by the Company or its subsidiaries or affiliates (or any successor to their business).  Sections 6(a)(ii) or (iii) shall not prohibit Executive from owning (i) as a passive investor only, an aggregate of not more than one (1) percent of the total stock or equity interests of such company or partnership, or (ii) stock or equity interests of such company or partnership held through a mutual fund or other similar investment vehicle over which neither Executive nor his affiliates has any investment discretion or control.

(iv)  (A)  Except as may be required by law, or except to the extent of Executive’s duties and responsibilities hereunder, Executive will keep secret and confidential indefinitely all non-public confidential information (including, without limitation, information regarding cost of new accounts, activity rates of different market niche customers, advertising results, technology (hardware and software), architecture, discoveries, processes, algorithms, maskworks, strategies, intellectual properties, customer lists and other customer information) concerning any of the Company and its affiliates which was acquired by or disclosed to Executive during the course of Executive’s employment with the Company (“Confidential Information”) and not use in any manner or disclose the same, either directly or indirectly, to any other person, firm or business entity.

83234441.3 144975-000030                                                     -9-

            (B)  At the end of the Term of Executive’s employment hereunder or at the Company’s earlier request, Executive will promptly return to the Company any and all records, documents, physical property, information, computer disks, drives or other materials relative to the business of any of the Company and its affiliates obtained by Executive during the course of his employment with the Company and not keep any hard copies thereof or copies in any digital or other media.

            (C)  Executive acknowledges and agrees that all right, title and interest in inventions, discoveries, improvements, trade secrets, developments, processes and procedures made by Executive, in whole or in part, or conceived by Executive either alone or with others, when employed by the Company, including such of the foregoing items conceived during the course of employment which are developed or perfected after Executive’s termination of employment, are owned by the Company (“Company IP”).  Executive assigns any and all right, title and interest he may have to Company IP to the Company and will promptly assist the Company or its designee, at the Company’s expense, to obtain patents, trademarks, copyrights and service marks concerning Company IP made by Executive and Executive will promptly execute all reasonable documents prepared by the Company or its designee and take all other reasonable actions which are necessary or appropriate to secure to the Company and its affiliates the benefits of Company IP.  Such patents, trademarks, copyrights and service marks will at all times be the property of the Company and its affiliates.  Executive promptly will keep the Company informed of, and promptly will execute such assignments prepared by the Company or its designee as may be necessary to transfer to the Company or its affiliates the benefits of, any Company IP.

            (D)  To the extent that any court or agency seeks to require Executive to disclose Confidential Information, Executive promptly will inform the Company and take reasonable steps to endeavor to prevent the disclosure of Confidential Information until the Company has been informed of such requested disclosure, and the Company has an opportunity to respond to such court or agency.  To the extent Executive obtains information on behalf of the Company or any of its affiliates that may be subject to attorney-client privilege as to the Company’s attorneys, Executive will promptly inform the Company and take reasonable steps to endeavor to maintain the confidentiality of such information and to preserve such privilege.

            (E)  Confidential Information does not include information already in the public domain or information which has been released to the public by the Company.  Nothing in this Section 6 will be construed so as to prevent Executive from using, in connection with his employment for himself or an employer other than the Company, knowledge which was acquired by him during the course of his employment with the Company and which is generally known to persons of his experience in other companies in the same industry.  Subject to Section 6(a)(iv)(D), Executive will be permitted to disclose Confidential Information if required by a subpoena or court or administrative order.

83234441.3 144975-000030                                                    -10-

(b)   Activities After the Term

(i)      Executive agrees and acknowledges that the provisions of this Section 6(b) are necessary to protect the legitimate business interests of the Company and are fair and reasonable for numerous reasons, including Executive’s receipt of the specific consideration expressed in Sections 4, 5, and 7 of this Agreement. In addition, as a result of Executive’s executive position with the Company, Executive has had, and will continue to have, access to significant confidential, proprietary or trade secret information of the Company, so that, if Executive were employed by a competitor of the Company, there would be a substantial risk to the Company of Executive’s use of its confidential, proprietary or trade secret information.  Based on the foregoing, absent the Company’s prior written approval (with concurrence by the Board), Executive will not directly or indirectly:

(1)   for a period of three months following Executive’s termination hereunder, render any services to, or engage in any activities for, any other person, firm, corporation or business organization with respect to any product, process, technology or service, in existence or under development that substantially resembles or competes with a product, process, or service of the Company in existence or under development upon which Executive worked or exercised supervisory responsibility at the time during Executive’s employment with the Company;

(2)   for a period of three months following Executive’s termination hereunder, solicit employees of the Company or ICC to leave their employ or offer or cause to be offered employment  to any person who is or was employed by the Company at any time during the six (6) months prior to the termination of Executive’s employment with the Company;

(3)   for a period of three months following Executive’s termination hereunder,  entice, induce or encourage any of the Company’s other employees to engage in any activity that, were it done by Executive would violate any provision of this Section 6(b); or

(4)   for a period of three months following Executive’s termination hereunder, otherwise attempt to interfere with or disrupt the business or activities of the Company or its subsidiaries or affiliates after written notice and a 60-day cure period.

(ii)    Executive agrees that if he acts in violation of this Section 6(b), the number of days that Executive is in violation will be added to the time period specified in this Section 6(b).

(iii)       Regardless of the foregoing, the provisions of this Section 6(b) shall not apply to Executive if this Agreement is terminated (y) by Executive for Good Reason, or (z) by the Company for any reason or no reason, other than Cause or Disability.

7.      Change in Control.

(a)    Definition.  For purposes of this Agreement, the term “Change in Control” shall mean if any of the following events shall occur after the Commencement Date of this Agreement:

(i)      the acquisition by any person, directly or indirectly, of beneficial ownership or power to vote more than thirty-five percent (35%) of the Company’s Voting Stock;

(ii)    the first purchase of the Company’s Voting Stock pursuant to a tender or exchange offer (other than a tender or exchange offer made by an affiliate of the Company);

(iii)   the acquisition by any person, directly or indirectly, of the control of the election of a majority of the Company’s directors;

(iv)  the exercise of a controlling influence over the management or policies of the Company by any person or by persons acting as a group within the meaning of Sections 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(v)    during any period of two consecutive years, individuals who at the beginning of such two-year period constitute the Board (the “Continuing Directors”) cease for any reason to constitute at least two-thirds (2/3) thereof; provided that, any individual whose election or nomination for election as a member of the Board was approved by a vote of at least two-thirds (2/3) of the Continuing Directors then in office shall be considered a Continuing Director; or

(vi)  the approval by the Company’s shareholders of (A) a merger or consolidation of the Company with or into another Company (other than a merger or consolidation in which the Company is the surviving Company and that does not result in any reclassification or reorganization of the Company’s then outstanding shares of Voting Stock or a change in the Company’s directors, other than the addition of not more than three directors), (B) a sale or disposition of all or substantially all of the Company’s assets, or (C) a plan of liquidation or dissolution of the Company.

The term “person” as used above means an individual, corporation, partnership, trust, association, joint venture, pool, syndicate, sole proprietorship, unincorporated organization or any other form of entity not specifically listed herein, or a person or persons acting as a group within the meaning of Sections 13(d)(3) or 14(d)(2) of the Exchange Act.  The term “Voting Stock” means equity securities of the Company having the ordinary right to vote for the election of directors of the Company.  Any other provision hereof to the contrary notwithstanding, no Change of Control shall be deemed to have occurred for purposes of this Agreement as a result of: (A) any offering registered with the Securities and Exchange Commission of stock to the Company’s shareholders and/or other investors or other offering conducted by the Company to meet regulatory capital requirements at the demand of a regulatory authority or to meet regulatory requirements, or (B) the acquisition of beneficial ownership in Voting Stock by Executive or any member of his family or any entity controlled by him or members of his family (with Executive, each an “Executive Related Person”) or by Theodore E. Charles (the current Chairman of the Company) (Charles or members of his family or any entity controlled by a Charles or members of his family with Charles, each a “Charles Related Person”) or where the person acquiring the requisite percentage of beneficial ownership in Voting Stock identified above acquired such beneficial ownership from Executive Related Persons, or (C) as a result of any exercise of voting or consent rights related to the Voting Stock by Executive Related Persons or any proxy appointed by any of them or as a result of the exercise of voting or consent rights related to the Voting Stock by persons who acquired such Voting Stock from Executive Related Persons or (D) any transfer of Voting Stock by a Charles Related Person as a result of the death or disability of Charles or Charles Related Person that a majority of the full Board determines is not a Change of Control.  For purposes hereof the term “beneficial ownership” has the meaning given to such term in Rule 13d-3 under the Exchange Act and the term “controlled” has the meaning given such term in Rule 12b-2  under the Exchange Act.

(b)   Limited Gross-Up of Payments

(i)      In the event that it shall be determined that any payment or distribution by the Company or its successor to or for the benefit of Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Section 7(b) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then (A) the amount of the severance payment under Section 5(a)(ii) shall be reduced but not by more that $50,000 if such reduction would result in there being no Excise Tax payable, or (B) if application of clause (A) does not result in eliminating the Excise Tax, Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

(ii)    Subject to the provisions of Section 7(b)(ii), all determinations required to be made under this Section 7(b), including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by a firm of accountants selected by the Board which is registered with Public Company Accounting Oversight Board (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and Executive within fifteen (15) business days of the receipt of notice from Executive that there has been a Payment, or such earlier time as is requested by the Company.  In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change of Control, Executive shall appoint another accounting firm which is registered with the Public Company       Accounting Oversight Board to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder).  All fees and expenses of the Accounting Firm shall be borne solely by the Company.  Any Gross-Up Payment, as determined pursuant to this Section 7(b), shall be paid by the Company to Executive within five days of the receipt of the Accounting Firm’s determination.  If the Accounting Firm determines that no Excise Tax is payable by Executive, it shall furnish Executive with a written opinion that failure to report the Excise Tax on Executive’s applicable federal income tax return would not result in the imposition of a negligence or similar penalty.  Any determination by the Accounting Firm shall be binding upon the Company and Executive.  As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments that will not have been made by the Company should have been made (“Underpayment”), consistent with the calculations required to be made hereunder.  In the event that the Company exhausts its remedies pursuant to Section 7(b)(ii) and Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of Executive.

83234441.3 144975-000030                                                    -13-

(iii)   Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment.  Such notification shall be given as soon as practicable but no later than ten business days after Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid.  Executive shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which it gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due).  If the Company notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive shall:

(1)   give the Company any information reasonably requested by the Company relating to such claim,

(2)   take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

(3)   cooperate with the Company in good faith in order effectively to contest such claim, and

(4)   permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses.  Without limitation on the foregoing provisions of this Section 7(b)(iii), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to Executive, and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount.  Furthermore, the Company’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

83234441.3 144975-000030                                                    -14-

(iv)  If, after the receipt by Executive of an amount advanced by the Company pursuant to Section 12 b (iii), Executive becomes entitled to receive any refund with respect to such claim, Executive shall (subject to the Company’s complying with the requirements of Section 12 b (iii)) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto).  If, after the receipt by Executive of an amount advanced by the Company pursuant to Section 12 b (iii), a determination is made that Executive shall not be entitled to any refund with respect to such claim and the Company does not notify Executive in writing of its intent to contest such denial of refund prior to the expiration of thirty (30) days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

8.      Injunctive Relief.  If there is a breach or threatened breach of the provisions of Section 6 of this Agreement, Executive acknowledges and agrees that there is no adequate remedy at law for such breach and that the Company shall be entitled to injunctive relief restraining Executive from such breach or threatened breach, but such relief shall not be the exclusive remedy hereunder for such breach.

9.      Representation of Executive.  Executive hereby represents and warrants to the Company that he has full power and authority to enter into this Agreement and to perform his duties and obligations hereunder, and that the execution and performance hereof is not and will not in any manner conflict with or result in a violation of any other contract, agreement, covenant.

83234441.3 144975-000030                                                    -15-

10.  Reimbursement of Legal Fees; Interest on Amounts Due.  In the event of a good faith dispute by Executive with the Company, or by the Company whether or not in good faith with Executive under this Agreement, the Company shall pay as incurred all the reasonably incurred fees and expenses of legal counsel for Executive in connection with such dispute provided that Executive provides (i) the Company with reasonable documentation of such expenses and (ii) provides the Company with an unsecured undertaking to repay such fees and expenses in the event a court of competent jurisdiction determines in a final non‑appealable ruling that Executive acted not in good faith.  Executive will be deemed to have acted in good faith for purposes of this Section in the absence of such court determination.  In addition, the Company shall pay interest at the rate of two percent (2%) over the base rate of Citibank, N.A. on any amounts due Executive hereunder that were not paid as provided in this Agreement due to a dispute hereunder if it is determined that such amounts were due Executive for the period of time from the date of the amount should have been paid to the date such amount was actually paid by the Company or other third party.

11.  WAIVER OF JURY TRIAL.  EXECUTIVE HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT HE MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.  Section 409A.

(a)    It is the parties’ intention that the payments and benefits to which Executive could become entitled in connection with Executive’s employment under this Agreement be exempt from or comply with Section 409A of the Code (“Section 409A”).  The provision of this Section 12 shall qualify and supersede all other provisions of this Agreement as necessary to fulfill the foregoing intention while to the maximum possible extent preserving the economic terms otherwise intended hereunder.  If the Company believes, at any time, that any of such payment or benefit is not so exempt or does not so comply, the Company will promptly advise the other party and will negotiate reasonably and in good faith to amend the terms of such arrangement such that it is exempt or complies (with the most limited possible economic effect on Executive and on the Company) or to mitigate any additional tax or interest (or both) that may apply under Section 409A if exemption or compliance is not practicable.  The Company agrees that it will not, without Executive’s prior written consent, knowingly take any action, or knowingly refrain from taking any action, other than as required by law, that would result in the imposition of tax or interest (or both) upon Executive under Section 409A, unless such action or omission is pursuant to Executive’s written request.

(b)   To the extent applicable, each and every payment made pursuant to Section 12 of this Agreement shall be treated as a separate payment and not as one of a series of payments treated as a single payment for purposes of Treasury Regulation Section 1.409A‑2(b)(2)(iii).

(c)    If Executive is a “specified employee” (determined by the Company in accordance with Section 409A and Treasury Regulation Section 1.409A-3(i)(2)) as of Executive’s separation from service as defined for purposes of Section 409A (a “Separation from Service”) with the Company, and if any payment, benefit or entitlement provided for in this Agreement or otherwise both (i) constitutes a “deferral of compensation” within the meaning of and subject to Section 409A (“Nonqualified Deferred Compensation”) and (ii) cannot be paid or provided in a manner otherwise provided herein without subjecting Executive to additional tax or interest (or both) under Section 409A, then any such payment, benefit or entitlement that is payable during the first six (6) months following the Separation from Service shall be paid or provided to Executive in a lump sum cash payment to be made on the earlier of (d) Executive’s death and (y) the first business day of the seventh (7th) month immediately following Executive’s Separation from Service.

83234441.3 144975-000030                                                    -16-

(d)   Except to the extent any reimbursement, payment or entitlement under this Agreement does not constitute Nonqualified Deferred Compensation, (i) the amount of expenses eligible for reimbursement or the provision of any in-kind benefit (as defined in Section 409A) to Executive during any calendar year will not affect the amount of expenses eligible for reimbursement or provided as in-kind benefits to Executive in any other calendar year (subject to any lifetime or other annual limits provide under the Company’s health plans), (ii) the reimbursements for expenses for which Executive is entitled shall be made on or before the last day of the calendar year following the calendar year in which the applicable expense is incurred, or (iii) the right to payment or reimbursement or in-kind benefits may not be liquidated or exchanged for any other benefit.

(e)    Any payment or benefit paid or provided under Sections 10 or 12 hereof or otherwise paid or provided due to a Separation from Service that is exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9)(v) will be paid or provided to Executive only to the extent the expenses are not incurred or the benefits are not provided beyond the last day of Executive’s second taxable year following Executive’s taxable year in which the Separation from Service occurs; provided, however that the Company reimburses such expenses no later than the last day of the third taxable year following Executive’s taxable year in which Executive’s Separation from Service occurs.

(f)     It is the parties’ intention that the definition of Good Reason and the separation-from-service procedures specified in Section 18 hereof satisfy the conditions set forth in Treasury Regulation Section 1.409A-1(n)(2) for a termination for Good Reason to be treated as an “involuntary separation from service” for purposes of Section 409A.

(g)    Any dispute resolution payment (including related reimbursable expenses, fees and other costs) that does not constitute a “legal settlement” in accordance with Treasury Regulation 1.409A-1(b)(11) will be paid by the Company to Executive not later than the last day of your taxable year following the year in which the dispute is resolved.

(h)    Any payment, benefit or entitlement provided for in this Agreement that constitutes Nonqualified Deferred Compensation due upon a termination of employment shall be paid or provided to Executive only upon a Separation from Service.

13.       Former Employment Agreement.  The Former Employment Agreement is terminated effective as of the effective date of this Agreement without any further liability of the parties thereto, and is replaced by this Agreement.

83234441.3 144975-000030                                                    -17-

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83234441.3 144975-000030                                                    -18-

            IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

ATTEST:                                                                     INVESTORS CAPITAL HOLDINGS LTD.

_____________________________                          By:       ______________________________

Douglas C. Leonard                                                                 Kathleen L. Donnelly

Secretary                                                                                  Chief Financial Officer

WITNESS:                                                                  EXECUTIVE

____________________________                            By:       _____________________________

Douglas C. Leonard                                                                 Timothy B. Murphy, Individually

83234441.3 144975-000030                                                    -19-